May 26, 2005

Associated Estates Realty Corporation
5025 Swetland Court
Cleveland, Ohio 44143

Re: **Associated Estates Realty Corporation Amended and Restated
        2001 Equity-Based Award Plan**

Ladies and Gentlemen:

        We have acted as counsel to Associated Estates Realty Corporation, an Ohio
corporation (the "Company"), in connection with the Company's Registration Statement on Form
S-8 (the "Registration Statement") being filed under the Securities Act of 1933, as amended (the
"Act"), relating to the offering of up to 2,250,000 Common Shares, without par value (the
"Common Shares"), of the Company pursuant to the Associated Estates Realty Corporation
Amended and Restated 2001 Equity-Based Award Plan (the "Plan").

        We have examined the Plan and such documents, records and matters of law as we
have deemed necessary for purposes of this opinion and, based solely thereon, we are of the
opinion that the Common Shares available for issuance under the Plan, when issued, delivered
and paid for pursuant to the Plan, will be duly authorized, validly issued, fully paid and
nonassessable.

        We hereby consent to the filing of this opinion as Exhibit 5 to the Registration Statement
and to the reference of our firm in Item 5 of Part II to the Registration Statement. In giving such
consent, we do not thereby admit that we are in the category of persons where consent is
required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations
of the Securities and Exchange Commission.

Very truly yours,

/s/ Baker & Hostetler LLP